SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

Amendment No. 8

Under the Securities Exchange Act of 1934

Florida Gaming Corporation
(Name of Issuer)

Common Stock Par Value $.20 Per Share
(Title of Class of Securities)

340689 30 6
(CUSIP No.)

Phillip E. Allen
Stoll Keenon Ogden PLLC
2000 PNC Plaza
500 West Jefferson Street
Louisville, KY 40202
(502) 333-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Various
(Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule 13d-1 (b) (3) or (4), check the following box: ☐

Check the following box if a fee is being paid with this Statement: ☐

CUSIP NO. 340689 30 6

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Roland M. Howell

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

###-##-####

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

NUMBER	(7) SOLE VOTING POWER
OF
SHARES	112,188(1)
BENEFICIALLY	(8) SHARED VOTING POWER
OWNED	283,334(2)
BY
EACH	(9) SOLE DISPOSITIVE POWER
REPORTING	112,188(1)
PERSON
WITH	(10) SHARED DISPOSITIVE POWER
283,334(2)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Roland M. Howell beneficially owns 468,022(3) shares of common stock of Florida Gaming Corporation.

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.4%

(14)	TYPE OF REPORTING PERSON
IN
(1) Includes 107,500 shares owned of record and an option to purchase 4,688 shares.

(2) Includes 135,000 shares owned jointly with Dorothy V. Howell and 148,334 shares into which his joint ownership with Dorothy V. Howell of 1000 shares of Series F Preferred Stock of Florida Gaming Corporation is convertible.(3) Includes the shares listed in Notes (1) and (2) above plus 72,500 shares owned of record by Dorothy V. Howell, his wife.

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dorothy V. Howell

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

###-##-####

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

NUMBER	(7) SOLE VOTING POWER
OF
SHARES	72,500(1)
BENEFICIALLY	(8) SHARED VOTING POWER
OWNED	283,334(2)
BY
EACH	(9) SOLE DISPOSITIVE POWER
REPORTING	72,500(1)
PERSON
WITH	(10) SHARED DISPOSITIVE POWER
283,334(2)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Dorothy V. Howell beneficially owns 463,334(3) shares of common stock of Florida Gaming Corporation.

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.3%

(14)	TYPE OF REPORTING PERSON
IN

(1) Includes 72,500 shares owned of record.

(2) Includes 135,000 shares owned jointly with Dorothy V. Howell, 148,334 shares into which her joint ownership with Roland M. Howell of 1000 shares of Series F Preferred Stock of Florida Gaming Corporation is convertible.(3) Includes the shares listed in Notes (1) and (2) above plus 107,500 shares owned of record by Roland M. Howell, her husband.

ITEM 1. SECURITY AND ISSUER.

Not Amended

TEM 2. IDENTITY AND BACKGROUND.

Not Amended.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended by adding the following at the end thereof:

Roland Howell purchased 32,500 shares of Common Stock of Florida Gaming Corporation (“FGC Common Stock”) for $3.50 per share by the exercise of an option granted to him under Florida Gaming Corporation's Officers and Directors Stock Option Plan.

ITEM 4. PURPOSE OF TRANSACTION.

Not Amended.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

Florida Gaming Corporation has 3,339,067 shares of FGC Common Stock issued and outstanding.

Roland Howell.

Roland Howell has sole voting and dispositive power over 112,188 shares of FGC Common Stock as a result of his record ownership of 107,500 shares and beneficial ownership of 4,688 shares represented by an option issued to him under FGC's Officers and Directors Stock Option Plan with a strike price of $17.00 per share which vests on December 31, 2006. (He also has an additional option to purchase 4,687 shares for $17.00 per share which does not vest until July 1, 2007.)

Roland Howell shares the voting and dispositive power over 283,334 shares of FGC Common Stock represented by 135,000 shares owned of record jointly with Dorothy Howell and the beneficial ownership of 148,334 shares represented by his and Dorothy Howell's joint ownership of 1,000 shares of FGC Series F Preferred Stock which are convertible into an aggregate of 148,334 shares of FGC Common Stock.

In addition, Roland M. Howell’s wife, Dorothy V. Howell, owns 72,500 shares of record.

Roland Howell beneficially owns an aggregate of 468,022 shares (13.4%) of FGC Common Stock.

  Dorothy Howell.

Dorothy Howell has sole voting and dispositive power over 72,500 shares of FGC Common Stock as a result of her record ownership of such shares.

Dorothy Howell shares the voting and dispositive power over 283,334 shares of FGC Common Stock represented by 135,000 shares owned of record jointly with Roland Howell and the beneficial ownership of 148,334 shares represented by her and Roland Howell's joint ownership of 1,000 shares of FGC Series F Preferred Stock which are convertible into an aggregate of 148,334 shares of FGC Common Stock.

In addition, Dorothy V. Howell’s husband, Roland M. Howell, owns 107,500 shares of record.

Dorothy Howell beneficially owns and aggregate of 463,334 shares (13.3%) of FGC Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Amended

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

   Not Amended
SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2006
s/Roland M. Howell .
Roland M. Howell

s/Dorothy V.Howell .
Dorothy V. Howell